

THE EQUITY CROWDFUNDING "DECISION ENGINE"

THE MISSION

Enabling Everyone To Invest In The Startup Ecosystem

KingsCrowd was founded with the vision that everyone should have access to institutional grade research and analytics tools that enable informed startup investment decisions, regardless of investment experience.

THE EQUITY CROWDFUNDING ASSET CLASS

The Wisdom Of The Crowd Is Challenging The **$84B VC Market** With Better Returns

	Traditional Venture Capital	New Age Equity Crowdfunding	
	MEDIAN VC	seedinvest	WEFUNDER
# Investors	~1K	~223K	~156K
% Returns*	11%	17%	53%

*Note: *Net IRR Unrealized 13-14*

Source: VC market size provided by KPMG; Median VC returns provided by Cambridge Associates; SeedInvest and WeFunder % returns posted by companies

THE MARKET OPPORTUNITY

With So Much Promise, Equity Crowdfunding Is Projected To Be A **$4B-$6B Market** By 2022



RegCF Investment ($M)

BY 2022, relevant Reg A+ & Reg D deals are estimated to represent
$3 to $5B in investment & 1-3M investors

Source: Actuals provided by StartEngine Index

THE PROBLEM
The Equity Crowdfunding Decision Infrastructure Has Yet To Be Built

	Education	Research	Analytics	Recommendations	Execution
Public Market Equities	✔ Wall Street Survivor Investopedia	✔ The Wall Street Journal Seeking Alpha	✔ Morningstar Bloomberg	✔ The Motley Fool Zacks	✔ Merrill Lynch Ameritrade
Equity Crowdfunding Equities	X	X	X	X	✔ Netcapital



THE “DECISION ENGINE” SOLUTION

KingsCrowd Aims To Become The Equity Crowdfunding Investment “Decision Engine”

Education

- “How to” guides and tools
- Expert editorial content

Analytics

- Crowdfunding market analytics
- 5 point deal rating system

KINGSCROWD

Research

- Crowd sourced research
- In-house market research

Recommendations

- KC deal diligence
- Expert network favorites

BUILD INTELLIGENCE AT SCALE

Crowdsourced Research And Data Driven Analytics Tools

Crowdsourced research platform
Allow users to produce research content

Data Driven Analytics Tools
Provide at-scale deal database





GO-TO MARKET STRATEGY
Utilize A Mix of Traditional And Market Specific Distribution Channels

1. **Utilize traditional marketing channels to build a critical mass of readers (5-10K)**
   a) Social media sharing
   b) Search engine optimization
   c) Syndicated content
   d) Paid marketing

2. **Once we can prove a valuable partner, collaborate with the 41 FINRA registered equity crowdfunding portals to access their 6 figure investor bases**

THE BUSINESS MODEL

Monetize The Platform Through Subscriptions And Advertising

Subscriptions

Crowd

$10 / mo.

Non-accredited deal research

Pro

$20 / mo.

All deal research

Institutional

Custom Price

Customized deal research

Advertising

Pay-For-Performance Portal Marketing

$15-20 / account sign up

Banner ads, newsletter sponsorships, sponsored content

Startup Campaign Marketing

Custom Price

Banner ads, premium newsletter placement

THE TEAM

Passionate Finance Professionals On A Mission To Democratize Investing



Chris Lustrino
Founder & CEO

Recovering strategy consultant, Fintech blog founder, and LendIt 2018 Fintech Journalist Of The Year Finalist



Sean O'Reilly
Editorial Director

Former Editor and Podcast Host at The Motley Fool covering energy, industrials, technology and consumer

THE ADVISER

Founding Chairman of Napster And Chairman Of NetCapital



John Fanning
Adviser

Founding Chairman of Napster, early stage
investors at Uber, and Chairman at NetCapital,
passionate about building disruptive ecosystems

APPENDIX: USES OF CAPITAL

Utilize Friends And Family Pre-Seed $107K Across Three Dimensions



50% Research and analytics MVP

30% Customer acquisition

20% Content production

6 Month Goals: Build a critical mass of users *(5-10K newsletter subscribers, 2-5% paying)* **and MVP of tech to be tested and iterated on by our user base**

APPENDIX: THE PRODUCT VISION ROADMAP

Utilize KingsCrowd Research And Analytics To Create The First Equity Crowdfunding "ETF"

